

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Robert Phelan
Senior Vice President and Chief Financial Officer
Adtalem Global Education Inc.
500 West Monroe Street
Chicago, IL 60661

      Re: Adtalem Global Education Inc.
           Form 10-K for Fiscal Year Ended June 30, 2024
           Filed August 6, 2024
           File No. 001-13988

Dear Robert Phelan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services